

Mail Stop 7010

April 7, 2009

Mr. Robert H. Barghaus
Vice President and CFO
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

> **RE:** **Forms 10-K and 10-K/A for the fiscal year ended January 31, 2008**
> **Forms 10-Q and 10-Q/A for the periods ended April 30, 2008, July 31,**
> **2008, and October 31, 2008**
> **Schedule 14A filed April 21, 2008**
> **File No. 1-13026**

Dear Mr. Barghaus:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief